Prospectus Supplement Filed Pursuant to Rule 424(b)(3)
Registration No. 333-234528

PROSPECTUS SUPPLEMENT NO. 2 DATEd April 10, 2020
(To Prospectus Dated December 6, 2019)

NEPHROS, INC.

This prospectus supplement updates, amends, and supplements the information previously included in the prospectus dated December 6, 2019 relating to the sale or other disposition from time to time of up to 3,499,852 shares of our common stock by the selling stockholders named in the prospectus. We are not selling any additional shares of common stock under the prospectus and will not receive any of the proceeds from sales of shares of common stock by the selling stockholders.

The sole purpose of this prospectus supplement is to modify certain information in the prospectus set forth under the caption “Selling Stockholders” to provide updated information regarding the selling stockholders.

This prospectus supplement is not complete without, and may not be delivered or used except in connection with, our prospectus, including all amendments and supplements thereto.

This prospectus supplement should be read in conjunction with the prospectus, which is required to be delivered with this prospectus supplement. This prospectus supplement is qualified in its entirety by reference to the prospectus except to the extent that the information herein modifies or supersedes the information contained in the prospectus. The prospectus is only modified as specifically amended by this prospectus supplement.

All references in the prospectus to “this prospectus” are amended to read “this prospectus (as supplemented and amended).”

Investing in our common stock involves substantial risks. See “Risk Factors” beginning on page 7 of the Prospectus to read about important factors you should consider before purchasing our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus SUPPLEMENT. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 10, 2020

The “Selling Stockholders” section of the prospectus is hereby replaced in its entirety with the following text:

SELLING STOCKHOLDERS

This prospectus covers the resale by the selling stockholders identified below of the Secondary Securities, which consist of 3,499,852 shares of our common stock, including 66,667 shares of our common stock issuance upon the exercise of outstanding warrants and 44,502 shares of our common stock issuable upon the exercise of outstanding options.

The following table sets forth the number of shares of our common stock beneficially owned by the selling stockholders as of March 25, 2020, and after giving effect to this offering, except as otherwise referenced below.

	Shares beneficially		Number of outstanding shares		Number of shares offered by selling stockholder	Number of shares offered by selling stockholder		Beneficial ownership after offering(1)
Selling Stockholder	owned before offering(1)		offered by selling stockholder		upon exercise of warrants	upon exercise of options		Number of shares	Percent

Wexford Partners 11, L.P.(2)	2,702,260		2,648,926	(4)	53,334	-		-	*
Wexford 11 Advisors LLC(2)	1,300		1,275	(4)	25	-		-	*
WPIC 2, LLC(2)	674,265		660,957	(4)	13,308	-		-	*
Wexford Capital LP(2)	128,969	(3)	77,525		-	44,502	(5)	10,608	*
TOTALS			3,388,683		66,667	44,502

* Less than 1%.

(1)

Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, and includes any shares as to which the security or stockholder has sole or shared voting power or investment power, and also any shares which the security or stockholder has the right to acquire within 60 days of March 25, 2020, whether through the exercise or conversion of any stock option, convertible security, warrant or other right. The indication herein that shares are beneficially owned is not an admission on the part of the security or stockholder that he, she or it is a direct or indirect beneficial owner of those shares. Percentage of shares beneficially owned after the resale of all the shares offered by this prospectus assumes there are outstanding 9,016,550 shares of common stock.

(2)

The shares previously beneficially owned by Lambda Investors LLC (“Lambda”) were distributed to Lambda’s direct beneficial owners Wexford Partners 11, L.P., Wexford 11 Advisors LLC, and WPIC 2, LLC (collectively, the “Wexford Assignees”), effective December 31, 2019. The shares beneficially owned by the Wexford Assignees may be deemed beneficially owned by (i) Wexford Capital LP, which is the manager or investment manager of certain Wexford Assignees, (ii) Wexford GP LLC, which is the General Partner of Wexford Capital LP, and/or (iii) Charles E. Davidson and Joseph M. Jacobs, each in his capacity as a managing member of Wexford GP LLC and certain Wexford Assignees. The address of each of Wexford Capital LP, Wexford GP LLC, Mr. Davidson and Mr. Jacobs is c/o Wexford Capital LP, 777 South Flagler Drive, Suite 602 East, West Palm Beach, FL 33401. The Wexford Assignees are controlled by (i) Wexford Capital LP, (ii) Wexford GP LLC and/or (iii) Mr. Davidson and Mr. Jacobs. Dr. Mieyal and Mr. Amron, two of our directors, are, respectively, a Vice President and a Partner and General Counsel of Wexford Capital LP.

(3)	Includes 6,896 shares of common stock issued as compensatory restricted stock grants in December 2019 to the Lambda representatives serving on the Company’s Board of Directors and assigned to Wexford Capital LP and 3,712 shares of common stock issuable upon on the exercise of options that are currently vested or will vest within 60 days of March 25, 2020. These shares are not covered by the registration statement of which this prospectus forms a part.

(4)

Due to the impact of historical reverse stock splits, the total amount of shares reflected on this table as held by the Wexford Assignees is slightly higher than the sum of the per-transaction amounts reflected under “Acquisition of Securities by Selling Shareholders” below.

(5)	Includes 40,836 shares issuable upon on the exercise of options that are currently vested or will vest within 60 days of March 25, 2020 and 3,442 shares issuable upon the exercise of options that will vest on December 19, 2020. The remaining 224 shares were issuable upon the exercise of options that expired on January 8, 2020.

Acquisition of Securities by Selling Stockholders

The Wexford Assignees acquired their Secondary Securities from Lambda by an assignment effective December 31, 2019. Lambda acquired the Secondary Securities assigned to the Wexford Assignees follows:

●	79,897 shares of common stock were acquired on November 14, 2007 upon conversion of a convertible promissory note (the “Series A Note”) that was issued by the Company to Lambda on September 19, 2007 in a bona fide private placement;

●	1,304,677 shares of common stock were acquired on September 29, 2015 upon exercise of a warrant that was issued by the Company to Lambda on November 14, 2007 upon conversion of the Series A Note;

●	334,412 shares of common stock were purchased in a registered rights offering that closed on March 10, 2011 (the “2011 Rights Offering”);

●	309,175 shares of common stock were acquired on October 18, 2015 upon exercise of a warrant that was purchased by Lambda in the 2011 Rights Offering;

●	332,542 shares of common stock were purchased in a registered rights offering that closed on April 17, 2013;

●	583,362 shares of common stock were purchased in a registered rights offering that closed on March 14, 2014 (the “March 2014 Rights Offering”);

●	367,089 shares of common stock were purchased in a registered rights offering that closed on December 18, 2014 (the “December 2014 Rights Offering”); and

●	warrants to purchase 66,667 shares of common stock were acquired by Lambda in a bona fide private placement that closed on June 3, 2016.

Wexford Capital LP acquired its Secondary Securities as follows:

●	3,090 shares of common stock were purchased in the March 2014 Rights Offering;

●	1,650 shares of common stock were purchased in the December 2014 Rights Offering;

●	72,785 shares of common stock were issued as compensatory restricted stock grants between 2013 and 2018 to the Lambda representatives serving on the Company’s Board of Directors and assigned to Wexford Capital LP; and

●	options to purchase 44,502 shares of common stock were issued as compensatory grants between 2007 and 2018 to the Lambda representatives serving on the Company’s Board of Directors and assigned to Wexford Capital LP.

Agreements with Selling Stockholders

Registration Rights Agreements

In February 2013, November 2013 and August 2014, in connection with various loans received from Lambda, we entered into registration rights agreements with Lambda. Pursuant to these agreements, we agreed to file, upon a demand by Lambda, a registration statement covering the resale by Lambda of certain of the common stock held by Lambda. We also agreed to pay all of the expenses, including reasonable legal fees, of Lambda in connection with the registration statement of which this prospectus forms a part and the resale of shares by Lambda under the registration statement of which this prospectus forms a part. We are obligated to use our reasonable best efforts to keep such registration statement continuously effective until such time as all the securities registered on such registration statement on behalf of Lambda have been sold or are eligible for sale without restriction under the applicable securities laws. The registration statement of which this prospectus forms a part has satisfied all of our registration obligations to Lambda as of the date of this prospectus. Lambda’s rights under the registration rights agreements were assigned to the Wexford Assignees pro rata in conjunction with the assignment of the Secondary Securities.

Investor Rights Agreement

In connection with our September 2007 financing, we entered into an investor rights agreement with the investors pursuant to which we agreed to take such corporate actions as may be required, among other things, to entitle Lambda (i) to nominate two individuals having reasonably appropriate experience and background to our Board of Directors (the “Board”) to serve as directors until their respective successor(s) are elected and qualified, (ii) to nominate each successor to the Lambda nominees, provided that any successor will have reasonably appropriate experience and background, and (iii) to direct the removal from the Board of any director nominated under the foregoing clauses (i) or (ii). Under the investor rights agreement, we are required to convene meetings of the Board at least once every three months. If we fail to do so, a Lambda director will be empowered to convene such meeting. Arthur Amron and Paul Mieyal are the current Lambda directors. Lambda’s rights under the investor rights agreement were assigned to the Wexford Assignees pro rata in conjunction with the assignment of the Secondary Securities.